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                                                                EXHIBIT (a)(11)



CADENCE COMPLETES TENDER OFFER FOR OrCAD, ANNOUNCES PROMPT MERGER

SAN JOSE, Calif. - July 19, 1999 - Cadence Design Systems, Inc. (NYSE: CDN), the world's leading provider of electronic design software and services, today announced the completion of its tender offer for all of the issued and outstanding shares (the "shares") of common stock of OrCad, Inc. (NASDAQ:
OCAD).

The tender offer expired at midnight EDT on Friday, July 16, 1999.

Pursuant to the cash tender offer, Cadence has accepted for payment all of the tendered shares. Approximately 94 percent of the outstanding shares of OrCAD were tendered and Cadence has instructed the depositary for the offer to pay promptly for such shares at the purchase price of $13.00 per share, net to the seller in cash.

Pursuant to the related Agreement and Plan of Merger, dated June 14, 1999, Cadence intends to acquire the balance of the OrCAD shares promptly in a short form cash merger at $13.00 per share. The integration of OrCAD into Cadence as a wholly owned subsidiary is underway.

The matters discussed in this news release involve forward-looking statements, and actual results may differ materially from those discussed. Additional information concerning factors that could cause such a difference can be found in the Company's filings with the Securities and Exchange Commission, including the reports on Form 10-K for the year ended January 2, 1999 and Form 10-Q for the period ended April 3, 1999.

About Cadence

Cadence Design Systems, Inc. is the largest supplier of software products, methodology services, and design services used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronics-based products. With more than 4,000 employees and 1998 annual sales of $1.2 billion, Cadence is headquartered in San Jose, Calif. and has sales offices, design centers, and research facilities located around the world. More information about the company, its products and services may be obtained from the World Wide Web at WWW.CADENCE.COM.

Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. OrCAD is a registered trademark of OrCAD, Inc. All other brands or product names are the property of their respective holders.

CONTACT:

Cadence Design Systems, Inc.
Laurie Stanley, 408-428-5019
LAS@CADENCE.COM


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